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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

BJ’s Wholesale Club, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05548J106

(CUSIP Number)

Michael Gennaro LGP Management, Inc. 11111 Santa Monica Boulevard Suite 2000 Los Angeles, California 90025 (310) 954-0414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 2 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.3% beneficial ownership of the voting stock based on the 54,940,103 shares of Common Stock outstanding as of August 19, 2011 as reported in the Issuer’s Form 10-Q for the quarter ended July 30, 2011.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 3 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.3% beneficial ownership of the voting stock based on the 54,940,103 shares of Common Stock outstanding as of August 19, 2011 as reported in the Issuer’s Form 10-Q for the quarter ended July 30, 2011.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 4 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.3% beneficial ownership of the voting stock based on the 54,940,103 shares of Common Stock outstanding as of August 19, 2011 as reported in the Issuer’s Form 10-Q for the quarter ended July 30, 2011.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 5 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.3% beneficial ownership of the voting stock based on the 54,940,103 shares of Common Stock outstanding as of August 19, 2011 as reported in the Issuer’s Form 10-Q for the quarter ended July 30, 2011.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 6 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.3% beneficial ownership of the voting stock based on the 54,940,103 shares of Common Stock outstanding as of August 19, 2011 as reported in the Issuer’s Form 10-Q for the quarter ended July 30, 2011.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 7 of 11 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.3% beneficial ownership of the voting stock based on the 54,940,103 shares of Common Stock outstanding as of August 19, 2011 as reported in the Issuer’s Form 10-Q for the quarter ended July 30, 2011.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 8 of 11 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of common stock, no par value (the “Common Stock”), of BJ’s Wholesale Club, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is One Mercer Road, Natick, Massachusetts 01760.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

GEI V is the beneficial owner of 3,923,150 Shares of Common Stock as of the date of this statement following the exercise on September 21, 2011 of certain call options to purchase 2,307,735 Shares of Common Stock, as described in Item 6 of the Schedule 13D amended hereby (filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2010). GEI Side V is the beneficial owner of 1,176,850 Shares of Common Stock as of the date of this statement following the exercise on September 21, 2011 of certain call options to purchase 692,265 Shares of Common Stock, as described in Item 6 of the Schedule 13D amended hereby (filed with the SEC on July 1, 2010).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The aggregate purchase price paid by GEI V to exercise the call options to purchase 2,307,735 Shares of Common Stock was $44,809,982.82, and the aggregate purchase price paid by GEI Side V to exercise the call options to purchase 692,265 Shares of Common Stock was $13,441,917.18, representing an aggregate purchase price paid by GEI V and GEI Side V of $58,251,900.00. The funding for the exercise of the call options and purchase of the underlying Common Stock was obtained through borrowings under GEI V and GEI Side V’s revolving credit facility. As previously disclosed in the Schedule 13D amended hereby, (filed with the SEC on July 1, 2010), the funding for the acquisition of the call options was obtained in part through borrowings under GEI V and GEI Side V’s revolving credit facility and in part through margin loan borrowings against assets including the Shares.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On September 21, 2011, GEI V and GEI Side V exercised call options to purchase an aggregate of 3,000,000 Shares of Common Stock. GEI V and GEI Side V exercised the call options to facilitate the closing of the Merger, as defined in the Amendment No. 3 to the Schedule 13D amended hereby, filed with the SEC on June 30, 2011. As previously disclosed in the Schedule 13D

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 9 of 11 Pages

amended hereby, (filed with the SEC on July 1, 2010), GEI V and GEI Side V acquired the call options in a series of transactions between June 15, 2010 and June 29, 2010 with Credit Suisse International (“CSI”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The disclosure provided in Item 5 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a) The Reporting Persons share beneficial ownership of 5,100,000 Shares of Common Stock which represent approximately 9.3% of the outstanding Shares of Common Stock.

(c) The following table sets forth all transactions with respect to Shares of Common Stock effected during the past 60 days by any of the Reporting Persons. The Reporting Persons listed below acquired the Shares listed below through the exercise of call options and purchase of the underlying Common Stock from CSI pursuant to the terms of the Letter Agreements previously disclosed in the Schedule 13D amended hereby, (filed with the SEC on July 1, 2010).

Reporting Person	Date of Transaction	Number of Shares Purchased	Weighted Avg. Price per Share
GEI V	September 21, 2011	2,307,735	$19.4173(1)
GEI Side V	September 21, 2011	692,265	$19.4173(1)

(1):	Strike price of options paid upon exercise on date of transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of September 22, 2011

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 05548J 10 6	Schedule 13D/A	Page 11 of 11 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Michael Gennaro	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Michael J. Connolly	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Oliver U. Nordlinger	Vice President
John J. Yoon	Vice President
Lily W. Chang	Vice President – Procurement
Lance J.T. Schumacher	Vice President – Tax